Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	September 25, 2016	September 27, 2015	September 28, 2014	September 29, 2013	September 30, 2012
Earnings:
Income before income taxes	$827	$878	$946	$752	$552

Rent expense	477	441	407	353	322
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	159	147	136	125	118
Interest expense	41	—	—	—	4
Fixed charges to add to earnings	200	147	136	125	122
Total available earnings	$1,027	$1,025	$1,082	$877	$674

Fixed charges:
Interest expense	$41	$—	$—	$—	$4
Capitalized interest	3	—	—	1	3
Total interest	44	—	—	1	7
One-third of rent expense	159	147	136	125	118
Total fixed charges	$203	$147	$136	$126	$125

Ratio of earnings to fixed charges	5.06x	6.98x	7.97x	8.18x	7.33x